Mail Stop 4561

March 31, 2008

Via U.S. Mail and Facsimile 212.751.3550

Mr. Robert L. Levy
Chief Financial Officer
Independence Tax Credit Plus L.P. IV
625 Madison Avenue
New York, NY  10022

> **Re:    Independence Tax Credit Plus L.P. IV**
> **Form 10-K for Fiscal Year Ended March 31, 2007**
> **Filed June 22, 2007**
> **File No. 033-89968**

Dear Mr. Levy:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Robert Telewicz
Senior Staff Accountant